Filed Pursuant to Rule 433

Registration Statement No. 333-183816

September 27, 2012

Pricing Term Sheet

September 27, 2012

Bristow Group Inc.

$450,000,000 aggregate principal amount of 6.250% Senior Notes due 2022

This term sheet to the preliminary prospectus supplement dated September 27, 2012 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Bristow Group Inc.

Subsidiary Guarantors:	Bristow U.S. LLC
	Bristow Alaska Inc.
	Bristow Helicopters Inc.

Security Description*:	6.250% Senior Notes due 2022

Principal Amount*:	$450,000,000

Gross Proceeds:	$450,000,000

Coupon:	6.250%

Maturity:	October 15, 2022

Price to public:	100.000% of principal amount

Underwriting Discount:	1.500%

Yield to Maturity:	6.250%

Spread to Benchmark Treasury:	471 bps

Benchmark Treasury:	7.625% UST due November 15, 2022

Ratings**:	Moody’s: Ba3

S&P: BB

Interest Payment Dates:	Semi-annually in arrears on each April 15 and October 15, commencing on April 15, 2013

Optional Redemption:	Redemption Period	Price
	October 15, 2017	103.125%
	October 15, 2018	102.083%
	October 15, 2019	101.042%
	October 15, 2020 and thereafter	100.000%

Make-whole Redemption:	Callable prior to October 15, 2017 at make-whole price of Treasury + 50 bps

Equity Clawback:	Redeem until October 15, 2015 at 106.250% for up to 35.0%

Trade Date:	September 27, 2012

Settlement Date***:	October 12, 2012

CUSIP/ISIN:	110394AE3/US110394AE39

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Global Coordinators and Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC SunTrust Robinson Humphrey, Inc.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	HSBC Securities (USA) Inc. U.S. Bancorp Investments, Inc.

(*)	Reflects a change in the offering described in the preliminary prospectus supplement to eliminate the offering of the 2020 notes described therein and to increase the total offering amount from $425,000,000 to $450,000,000. The preliminary prospectus supplement will be updated throughout to reflect these changes.

(**)	These securities ratings have been provided by Moody’s and S&P. These ratings are not a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

(***)	We expect that delivery of the notes will be made against payment therefor on or about October 12, 2012, which is the tenth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.

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